May 20, 1997



Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549


          RE:  Registration Statement on Form S-1
               Registration No. 333-06009


Ladies and Gentlemen:

     AMBAR, Inc. (the "Registrant") hereby makes this application under Rule 477(a) of the Securities Act of 1933, as amended, for withdrawal of its registration statement on Form S-1 (registration number 333-06009) filed with the Commission on June 14, 1996, relating to the proposed sale of 3,500,000 shares of the Registrant's common stock. Pursuant to a tender offer that was completed on August 6, 1996, all of the outstanding stock of AMBAR, Inc. was purchased by an affiliate of the Beacon Group; accordingly, the Registrant is hereby requesting withdrawal of such registration statement. In addition, the Registrant hereby represents that no offers or sales of the shares covered by the registration statement have been made.

                                        Sincerely yours,

                                        /s/ Randolph M. Moity, Sr.

                                        Randolph M. Moity, Sr.

cc:  Roger H. Schwall